FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group reports a third quarter operating profit(1) of £726 million, excluding fair value of own debt (FVOD), up £476 million versus Q2 2010

Including an £858 million FVOD charge, Q3 2010 operating loss(1) was £132 million

Attributable loss of £1,146 million for Q3 includes APS charge of £825 million

Core RBS operating profit, excluding FVOD, up 10% on the second quarter, to £1,732 million

Group impairments down 21% versus Q2 2010; Non-Core assets down £20 billion in Q3 2010; Core Tier 1 ratio 10.2%

Key highlights
The Group has made tangible progress against our business and financial targets. Looking at the quarter’s highlights, Group operating profit improved by nearly half a billion pounds to £726 million, with the Core Bank’s profit improving by 10% to £1.7 billion. Core Return on Equity (ROE) moved higher to 12%, driven by Retail & Commercial’s ROE improvement to 14%. Non-Core run down continues ahead of plan, as we reduced assets by £20 billion in the quarter, and Q3 saw significant progress on EU mandated disposals. Core Tier 1 ratio remained strong at 10.2%.

•
Income – Group income remained resilient in the third quarter at £7.9 billion as our Retail & Commercial businesses delivered good underlying growth, offsetting markets-related lower revenue in Global Banking & Markets (GBM). Net interest margin of 2.05% was up 2 bps, with expansion in Retail & Commercial muted by higher term funding costs.

•
Costs – The Group maintained good control over costs in the third quarter, with costs at constant exchange rates down 2% year-on-year. Our £2.7 billion cost saving programme continues to deliver savings which have been funding investments to strengthen our Core franchises.

•
Impairments – Impairments declined in the quarter to £1,953 million, down 21% quarter-on- quarter and 40% year-on-year. The reduction in impairments was spread across the Group, with the most significant improvements in Retail & Commercial and GBM. Non-Core saw impairments decline for the fifth consecutive quarter, although property-related impairments remain elevated.

•
Balance sheet – Q3 saw further steady progress in the de-risking of the Group’s balance sheet. Non-Core managed a further run-down of £20 billion of assets, £11 billion from sales and £9 billion from run off. Non-Core’s total assets were £154 billion at the quarter end.

•
Funding and liquidity – The Group’s funding and liquidity position improved nicely in Q3 2010, with £18 billion of term debt issuance. Year-to-date issuance of £35 billion is well ahead of our full year £25 billion target. The Group liquidity reserve increased in the quarter to £151 billion. Loan to deposit ratio improved further to 126% (101% Core), and the Group net stable funding ratio now stands at 103%.

•
EU mandated disposal programme – The Group has made good progress in the third quarter with agreements signed to sell its UK branch/SME offering, the Global Merchant Services business, and the majority of the remaining Sempra JV assets.

•	Capital – Group Core Tier 1 ratio stands at 10.2% at 30 September 2010. Given this strong capital base we expect to be well positioned to meet future Basel requirements.

Note:
(1)
Operating (loss)/profit before tax, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap -  fair value changes and RFS Holdings minority interest. Statutory operating loss before tax of £391 million for the nine months ended 30 September 2010.

RBS Group – Q3 2010 Results

Key financial data

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Core
Total income (1)	7,029	7,290	7,523	22,508	24,706
Operating expenses (2)	(3,517)	(3,511)	(3,669)	(10,802)	(11,166)
Insurance net claims	(998)	(1,108)	(1,019)	(3,109)	(2,596)
Operating profit before impairment losses and fair value of own debt (3)	2,514	2,671	2,835	8,597	10,944
Impairment losses	(782)	(1,097)	(1,213)	(2,850)	(3,390)
Core operating profit before fair value of own debt (3)	1,732	1,574	1,622	5,747	7,554

Non-Core operating loss (3)	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

Group operating profit/(loss) before fair value of own debt (3)	726	250	(1,042)	1,858	(4,467)

Fair value of own debt	(858)	619	(483)	(408)	(412)

Group operating (loss)/profit (3)	(132)	869	(1,525)	1,450	(4,879)

(Loss)/profit before tax (4)	(1,379)	1,157	(2,077)	(243)	(2,062)

(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

	30 September 2010	30 June 2010	31 December 2009

Capital and balance sheet
Total assets	£1,629bn	£1,581bn	£1,522bn
Funded balance sheet (5)	£1,080bn	£1,058bn	£1,084bn
Loan:deposit ratio (Group – net of provisions)	126%	128%	135%
Core Tier 1 ratio	10.2%	10.5%	11.0%
Net tangible equity per ordinary and B share	51.8p	52.8p	51.3p

Notes:
(1)	Excluding gain on redemption of own debt, fair value of own debt, strategic disposals and Asset Protection Scheme credit default swap – fair value changes.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Funded balance sheet is total assets less derivatives.

RBS Group – Q3 2010 Results

Comment

Stephen Hester, Group Chief Executive, commented:

“Our third quarter results demonstrate that we continue to make good progress in our recovery. We are delivering what we set out to achieve.

The Core Bank is becoming stronger. As we focus on serving customers better, profitability is also improving and rebalancing towards a more sustainable mix of business contributions. At the same time, the legacy risks and losses in Non-Core are being worked out effectively and our ambitious restructuring efforts continue apace.

The accounting treatment of some balance sheet items is volatile and can sometimes obscure our underlying story. Nevertheless, I believe that our results today show clear and measured progress toward our three strategic goals:

1.
Serving our customers better must be the foundation of everything we do. It is our mission. Across our businesses change is occurring to improve customer service, not least through the customer charters that now drive our UK retail and corporate banking operations. Already we have customer satisfaction and market positions that compare well with our competitors. Our aspirations are higher still and we are investing to achieve them.

2.
We are making the bank safer, stronger, and more resilient. We have delivered good progress on all our targets: reducing costs; strengthening our capital base; reducing our dependency on short-term wholesale funding; improving our liquidity; and, reducing our leverage. This activity should also ensure that RBS is well positioned to meet the very substantial uplifts required by international regulatory change in bank resilience in the areas of capital and liquidity, within the timetable given.

3.
The profitable Core of RBS is the ultimate source of value creation for all of our shareholders; we need to produce profits above the cost of capital we use across business cycles. At present, as these Core profits build, they are partially offset by planned Non-Core losses. We target continued improvement in this balance in 2011 and in the sustainable level of Core profitability. We have much still to do on the revenue lines. There is substantial management action in train targeting long-term improvements.

While economic challenges, especially interest rate-driven, and regulatory costs will impact the level of improvements targeted and their speed, RBS remains focused on achieving balanced progress across all our key objectives.”

RBS Group – Q3 2010 Results

Highlights

Third quarter 2010 pro forma results summary

Excluding fair value of own debt, Group operating profit in Q3 2010 was £726 million, up from £250 million in the second quarter and a loss of £1,042 million in Q3 2009.

On the same basis, Core RBS recorded an operating profit of £1,732 million, up 10% from the second quarter. Retail & Commercial made strong progress, with lower impairments driving a 12% increase in operating profits, partially offset by a decline in GBM revenue. Non-Core results improved, with stronger results on the trading book and lower impairments.

After including a charge of £858 million in relation to movements in the fair value of own debt, the Group had an operating loss of £132 million in the third quarter. The Group’s credit spreads tightened significantly over the quarter, creating the charge, which compares to a £619 million credit booked during the second quarter.

After restructuring costs, amortisation of intangibles and a £825 million charge related to the Asset Protection Scheme (APS), the Group recorded a loss before tax of £1,379 million, compared with a profit of £1,157 million in the second quarter and a loss of £2,077 million in the third quarter of 2009. RBS is required to account for APS as a credit derivative, and movements in the fair value of the contract are taken as non-operating items. The charge booked in the third quarter reflected tightening credit spreads across the portfolio of covered assets, whereas the deteriorating credit conditions in Q2 2010 resulted in an APS credit.

The net loss attributable to shareholders was £1,146 million, compared with a profit of £257 million in Q2 2010 and a loss of £1,800 million in Q3 2009.

Operating performance
Improved Core operating results were led by a good performance from our Retail & Commercial businesses. The Retail & Commercial net interest margin continued its recovery from the trough levels reached in 2008 and 2009, rising 12 basis points to 3.23%. Profit before impairments was stable at £1,924 million, but impairments were 12% lower, with improved credit performance in UK Retail and UK Corporate, leaving operating profits up 12% at £1,100 million.

GBM revenues, excluding fair value of own debt, were 20% lower at £1,554 million for the quarter, given lower customer trading volumes and volatility. Expenses were 3% lower and a small net recovery was recorded on previously booked impairments. Operating profit, excluding fair value of own debt, fell by 21% to £589 million. Year-to-date revenue, excluding fair value of own debt, was £6,325 million.

RBS Insurance’s performance improved in the third quarter, due to lower additions to bodily injury reserves, though the business still recorded an operating loss of £33 million. Tighter underwriting criteria are now in effect, but the motor segment remained in loss. The home insurance segment continues to deliver strong results.

Total Core return on equity, excluding fair value of own debt, improved slightly to 12% from 11% in Q2 2010, with Retail & Commercial RoE at 14% relative to 12% in the prior quarter.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

Operating performance (continued)
Non-Core income benefited from higher trading income while impairment losses decreased by 16% to £1,171 million. Underlying impairments, adjusted for recoveries, were approximately £200 million lower than in Q2 2010. Total Non-Core operating loss was 24% lower at £1,006 million.

Overall Group impairments fell to £1,953 million, 21% lower than in Q2 2010 and down 40% from Q3 2009. The reduction in credit costs was broadly spread, with improvements in most Retail & Commercial franchises, in GBM and in Non-Core. Impairment losses in Ulster Bank, however, remained severe, reflecting the continuing deterioration in credit metrics across the Irish economy.

Efficiency
Group expenses were held flat during the third quarter at £4,096 million, down 2% from the third quarter of 2009.  Core expenses were also flat during the quarter and 4% lower than in the prior year.  Non-Core expenses were 2% lower than in Q2 2010 reflecting a number of business disposals. Costs within Business Services, which provides technology, property and operational services to the Group’s customer-facing divisions, rose 2% compared with Q2 2010 but were 4% lower than in the third quarter of 2009. Further plans to consolidate a number of Business Services operations centres were announced in September.

The Group cost:income ratio, excluding fair value of own debt and net of claims, was 60.5%, compared with 60.0% in the second quarter and 65.2% in Q3 2009. The Core cost:income ratio, excluding fair value of own debt, in Q3 2010 was 58.3%.

Balance sheet management
The Group’s funded balance sheet increased by £22 billion, on both real and constant currency terms during the third quarter, driven by a 5% increase in GBM, which returned towards more normal asset levels after a sharp reduction during Q2 2010. This was partially offset by continued good progress of the Non-Core run-off programme, with third party assets, excluding derivatives, down £20 billion. This was largely driven by the division’s disposal programme (£11 billion), including the disposal of Sempra JV assets (£3 billion) and a number of other assets, principally from the markets business. Portfolio run-off totalled £9 billion. There was some asset growth in UK Retail and Wealth, but loan demand remained muted in other Retail & Commercial divisions.

Gross risk-weighted assets (excluding the relief provided by the Asset Protection Scheme) were broadly flat at £592 billion, as Non-Core asset run-off was largely offset by run-off of capital relief trades in GBM.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

Balance sheet management (continued)
The Group customer loan to deposit ratio improved to 126% and the Core loan to deposit ratio also improved slightly to 101%.

Wholesale funding market conditions improved significantly during the quarter and RBS has taken advantage of opportunities to improve its funding profile, in line with the Group’s strategic plan. Public and private unguaranteed debt issuance during Q3 2010 totalled £18 billion, higher than the first half of 2010, featuring RBS’s second covered bond and its first residential mortgage-backed securities public issuance since 2007.

The run-off of the Non-Core portfolio continues to contribute to the reduction in the Group’s overall wholesale funding, and more of this requirement is being funded longer term. The proportion of debt instruments with more than one year to maturity increased to 62% at 30 September 2010, compared with 50% at 31 December 2009.

The liquidity portfolio increased by £14 billion to £151 billion during the quarter which reflects asset disposals in Non-Core and the impact of term debt issuance.

Capital
The Group’s Core Tier 1 ratio at 30 September 2010 was 10.2%, compared with 10.5% at 30 June 2010. The decline reflects the attributable loss together with reduced RWA relief from the APS as covered assets run-off.

Basel III capital implementation and impacts
The new framework under Basel III is being phased in over the next few years. Given our current strong capital base and improving operating earnings performance, we expect to be well positioned to meet the Basel requirements. For further details see the Capital section on pages 89 and 90.

Bank levy
Certain details of the UK bank levy announced in the June 2010 Budget are yet to be clarified. However, on the basis of the proposals announced in the initial consultation paper, the cost of the levy to RBS is currently estimated to be approximately £225-£250 million in 2011, rising to approximately £350-£400 million in 2012. The levy penalises non-insured liabilities, including deposits from our corporate customers, as well as other wholesale funding.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

Strategic plan
The Group is pursuing the strategy established in February 2009. Performance against the key metrics targeted is set out below.

Measure	Worst point	2009	Q3 2010	2013 Target
Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	13%(12)	12%(12)	>15%
• Cost:income net of claims (3)	97%(4)	53%(12)	58%(12)	<50%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	11.0%	10.2%	>8%
• Loan:deposit ratio	154%(6)	135%	126%	c.100%
• Short-term wholesale funding (including bank deposits) (7)	£343bn(8)	£250bn	£178bn	<£150bn
• Liquidity portfolio (9)	£90bn(8)	£171bn	£151bn	c.£150bn
• Leverage ratio (10)	28.7x(11)	17.0x	18.0x	<20x

Notes:
(1)	Indicative Core attributable profit, excluding fair value of own debt, taxed at 28% on attributable Core spot tangible equity (c. 70% of Group tangible equity based on RWAs).
(2)	Group return on tangible equity for 2008.
(3)	Adjusted cost:income ratio net of insurance claims.
(4)	2008.
(5)	As at 1 January 2008.
(6)	As at October 2008.
(7)
Amount of unsecured wholesale funding under 1 year (£178 billion) of which bank deposits are currently £77 billion, target £65 billion, other unsecured wholesale funding currently £101 billion, target £85 billion.

(8)	As at December 2008.
(9)	Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks.
(10)	Funded tangible assets divided by Tier 1 capital.
(11)	As at June 2008.
(12)	Excluding fair value of own debt.

A more detailed update on the Group and divisional performance against targets will be provided with the 2010 annual results in February 2011.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

Customer franchises
A key element of the Group’s strategic progress involves strengthening and improving its Core businesses through a dedicated focus on serving customers well. RBS customer franchises have come through the turmoil of the last three years with resilience, demonstrating the solidity of their foundations. The third quarter has seen further early progress across the Group in restoring and developing these franchises.

•
UK Retail launched the Retail Customer Charter in June and is now working towards delivery of the commitments made. Progress against these commitments will be formally reviewed at the end of 2010 and reported as part of the year end results. Tangible steps so far to meet the commitment and improve customers’ experience include process improvements in approximately 1,200 branches and 500 new cash deposit machines installed in branches around the UK.

•
UK Corporate is currently opening more than 2,000 start-up accounts per week and recently launched a Start-Up Hotline to give advice to budding entrepreneurs. Over the past 12 months the division has helped more than 100,000 new businesses enter the market with two years free banking.

•
Global Transaction Services delivered a number of initiatives designed to increase UK companies’ ability and confidence to do business overseas. One such initiative saw Global Transaction Services partner with UK Trade & Investment to support UK businesses in taking advantage of business opportunities in Asia.

•
Ulster Bank has increased customer numbers by 3% over the past year, representing a net increase of 50,000. The September 2010 launch of the "Helpful Banking" programme resulted in a number of new initiatives, including Saturday branch openings in most towns and cities. By opening on Saturdays, and extending weekday opening hours in the Republic of Ireland, Ulster Bank is giving customers an extra 30,000 hours each year to visit its branches.

•
US Retail & Commercial added more than 52,500 new customer accounts and 12,500 small business accounts in the year to 30 September 2010 with the new brand platform of “Good Banking is Good Citizenship” garnering positive response, from both new and existing customers.

•
GBM, despite difficult conditions and reduced client activity, has retained its number one position for sterling derivative products in Q3 2010 and has been recognised for service quality as most innovative in asset & liability management and inflation products.

•
RBS Insurance's home business has continued to make good progress and the division established itself as the largest home insurance provider within the UK at the end of H1 2010, with Privilege and Churchill brands combined growing in-force policies by over 17% in the last year.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

UK Lending
The Group grew net UK mortgage balances by £2.6 billion in Q3 2010, up 6% from Q2 2010. While gross lending remained strong at £5.3 billion in Q3 2010 (up 8% from the previous quarter), net lending volumes have been affected by an increase in redemptions during 2010.  This reflects the roll-off of a large number of customers from fixed-term mortgage deals, as well as greater competition in the market. However, the Group’s market share for gross mortgage lending remained high, at 14%, for the third quarter.

Acceptance rates remain high at approximately 90% and we continue to offer a wide range of mortgage products up to 90% Loan to Value. In particular, the Group continues to support the first time buyer market, helping more than 8,000 customers to move into their first home during Q3 2010.

With net lending of £5.8 billion in the seven months March-September 2010, RBS remains on course to achieve its £8 billion mortgage lending target for the March 2010 to February 2011 period.

During Q3 2010, the Group extended £13.9 billion of gross new facilities to UK businesses.  This was 9% higher than the previous quarter and a 34% rise from Q3 2009. However, many businesses are continuing to reduce existing borrowings. Net repayments by businesses totalled £3.7 billion in the quarter though this includes loans in RBS’s Non-Core Division targeted for run-off.  Additionally, businesses have access to £43 billion of undrawn facilities extended by RBS and available for when credit demand increases.

Gross new facilities of £7.6 billion were extended to SMEs during Q3 2010, up 8% from the previous quarter and 15% higher year-on-year.  However, the volume of new credit applications is weak, down 8% in Q3 2010 from the previous quarter and 12% lower than the comparable period last year.  The Group continues to approve approximately 85% of credit applications.  The average price of new loans to SMEs during the third quarter was 3.44%, an increase from 3.18% in Q3 2009 largely driven by the rising cost of term funding, but considerably lower than the average of 7.01% during the third quarter of 2008.

In the mid and large corporate segments, £6.3 billion of gross new facilities were extended during Q3 2010, up 11% on the previous quarter and 67% higher than during the third quarter of 2009. The higher lending volumes during Q3 2010 were primarily due to a number of significant one-off transactions and larger corporates bringing forward refinancings.  The latter reflects both current loan market conditions, with margins having tightened and terms lengthened, and longer-term concerns over loan market liquidity and funding costs.

Gross new facilities extended to businesses in the seven months March-September 2010 totalled £30.9 billion, of which £17.5 billion was to SMEs.  At this stage, the Group is on plan to achieve its £50 billion gross business lending target for the March 2010 to February 2011 period.

RBS Group – Q3 2010 Results

Highlights (continued)

Third quarter 2010 pro forma results summary (continued)

Disposals
During the third quarter, the Group completed four disposals from its Non-Core division, resulting in a reduction of close to £10 billion in risk-weighted assets. Three more Non-Core business disposals were signed during the quarter, including the sale of the Indian retail and commercial banking operations to HSBC.

Significant progress has also been made on the Group’s European Commission-mandated disposal programme, with three of our four mandated disposal businesses largely agreed. In early August, agreement was reached on the sale of the Group’s RBS England and Wales and NatWest Scotland branches to Santander UK plc. The sale remains subject to regulatory and other approvals and is expected to complete by the end of 2011. In the same month, the sale of the Global Merchant Services business to a consortium of Advent International and Bain Capital was agreed. RBS will hold a 19.99% minority stake in the resulting entity and the transaction is expected to close in Q4 2010.

Following the sale of RBS Sempra Commodities’ Metals, Oil and European Energy business lines to J.P. Morgan in February, sale agreements have now been reached for substantially all of the remaining assets of the joint venture. The sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp was announced in September, while the sale of Sempra North American Power and Gas to J.P. Morgan was announced on 7 October. Both these transactions are expected to close in Q4 2010.

Taken together, these EU mandated transactions will reduce the Group’s gross risk-weighted assets by approximately £18 billion. The progress made will allow management to intensify focus on the Core business and further the execution of the Group’s strategic plan.

Outlook
Fourth quarter trends in RBS Retail & Commercial banking businesses seem likely to be broadly consistent with those of the third quarter in terms of both profitability and key balance sheet items.  The pace of net interest margin expansion is likely to moderate into 2011 pending the start of interest rate normalisation. GBM revenues, as is typical for the industry, are hard to forecast. It is anticipated, however, the fourth quarter market environment will remain challenging.

In Non-Core we expect to continue to make good progress on risk reduction in the fourth quarter. Given our healthy asset sales pipeline, we expect to come in below our year-end third party asset target. This could bring with it an increase in disposal losses.

Lastly, accounting (non-cash) volatility in fair value of own debt and APS costs is likely to continue.

Overall RBS expects to continue to operate broadly in line with its strategic plan metrics for 2010 as a whole.

Contacts

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts’ conference call
The Royal Bank of Scotland Group will be hosting a conference call and live audio webcast following the release of the results for the quarter ended 30 September 2010. The details are as follows:

Date:	Friday 5 November 2010
Time:	09.30am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International – +44 (0) 1452 568 172 UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

Slides
Slides accompanying this document, which will not be formally presented to on the analysts’ conference call, will be available on www.rbs.com/ir

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last eight quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary